

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 9, 2016

Thomas Hanson
Chief Financial Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

>   **Re: Alliant Energy Corporation
>   Interstate Power and Light Company
>   Wisconsin Power and Light Company
>   Form 10-K for the Fiscal Year Ended December 31, 2015
>   Filed February 24, 2016
>   File No. 1-9894, 1-4117 and 0-337**

Dear Mr. Hanson:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products